UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

       SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 - Exit Filing)

The Mosaic Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Titles of Class of Securities)

61945C103
(CUSIP Number)

Gustavo Duarte Pimenta
Chief Financial Officer
Vale S.A.
Praia de Botafogo, 186, offices 701, 1101, 1601, 1701, 1801 and 1901
Botafogo, 22250-145 Rio de Janeiro, RJ, Brazil
+55 21 3485 5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip No. 61945C103	13D/A1	Page 2 of 9
1	NAMES OF REPORTING PERSONS
Vale S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federative Republic of Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)   Based on a total of 378,954,572 shares of Common Stock outstanding as of November 1, 2021, as reported in the form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 2, 2021.

Cusip No. 61945C103	13D/A1	Page 3 of 9
1	NAMES OF REPORTING PERSONS
Vale Fertilizer Netherlands B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)   Based on a total of 378,954,572 shares of Common Stock outstanding as of November 1, 2021, as reported in the form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 2, 2021.

Cusip No. 61945C103	13D/A1	Page 4 of 9
Explanatory Note

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on January 18, 2018 (the “Schedule 13D”) with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of The Mosaic Company, a Delaware corporation (the “Issuer”).  This Amendment constitutes an “exit” filing of the Reporting Persons.

Item 2.	Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by:

•	Deleting Schedule I in its entirety and replacing it with Schedule I attached;

•	Deleting Schedule II in its entirety;

•
Revising the address of Vale’s principal executive office in paragraph 3 to the following: Praia de Botafogo, 186 Botafogo, offices 701, 1101, 1601, 1701, 1801 and 1901, Botafogo, 22250-145 Rio de Janeiro, RJ, Brazil; and

•	Revising the address of VFN’s principal office in paragraph 4 to the following: Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands.

Item 4.	Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:
On November 4, 2021, the Issuer, the Selling Stockholders listed in Schedule A of the Underwriting Agreement and the Underwriter named in the Underwriting Agreement entered into an underwriting agreement, dated November 4, 2021 (the “Underwriting Agreement”), pursuant to which the Selling Stockholders agreed to sell 34,176,574 shares of Common Stock of the Issuer (the “Offered Securities”), at a price per share of $36.84. The Issuer agreed to purchase from the Underwriter an aggregate of 8,544,144 shares of the Offered Securities pursuant to Section 3 of the Underwriting Agreement. The foregoing summary of the Underwriting Agreement is qualified by reference to the text of the Underwriting Agreement, which is filed as Exhibit 7.6 hereto and incorporated by reference herein in its entirety.
As a result of the foregoing, the Reporting Persons no longer beneficially own any shares of Common Stock.
Item 5.	Interest in Securities of the Issuer.

(a),(b) The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D is incorporated by reference in their entirety into this Item 5.

(c) The information set forth in the first paragraph of Item 4 above is hereby incorporated by reference herein in response to this Item 5(c).

(d) Not applicable.

(e) As of November 9, 2021, the Reporting Persons no longer beneficially owned any shares of Common Stock of the Issuer. This Amendment No. 1 constitutes an “exit” filing for the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:
The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.

Cusip No. 61945C103	13D/A1	Page 5 of 9

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit 6      Underwriting Agreement, dated November 4, 2021 among the Issuer, the Selling Stockholders listed in Schedule A thereto and the Underwriter named therein (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 9, 2021).

Cusip No. 61945C103	13D/A1	Page 6 of 9
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 10, 2021

Vale S.A.
		By:	/s/ Fábio de Souza Queiroz Ferraz
		Name:	Fábio de Souza Queiroz Ferraz
		Title:	Attorney-in-Fact

		By:	/s/ Eduardo Ajuz Coelho
		Name:	Eduardo Ajuz Coelho
		Title:	Attorney-in-Fact

Vale Fertilizer Netherlands B.V.
		By:	/s/ Patricia Silva Rodrigues Scheel
		Name:	Patricia Silva Rodrigues Scheel
		Title:	VFN – Managing Director A

		By:	/s/ Mauricio Assad Neder
		Name:	Mauricio Assad Neder
		Title:	VFN – Managing Director B

Cusip No. 61945C103	13D/A1	Page 7 of 9
SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF VALE S.A.

The following information is provided for each of the directors and executive officers of Vale S.A.:

•	name,
•	residence or business address,
•	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and

All of the following persons except Ken Yasuhara and Manuel Lino Silva de Sousa Oliveira are citizens of the Federative Republic of Brazil. Ken Yasuhara is a citizen of Japan and Manuel Lino Silva de Sousa Oliveira is a citizen of the United Kingdom.

Except as indicated below, the business address of each director, alternate director and executive officer of Vale is Praia de Botafogo, 186, offices 701, 1101, 1601, 1701, 1801 and 1901, Botafogo, 22250-145 Rio de Janeiro, RJ, Brazil.

EXECUTIVE OFFICERS OF VALE S.A.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
Eduardo de Salles Bartolomeo	Chief Executive Officer
Gustavo Duarte Pimenta	Chief Financial Officer and Executive Officer for Investor Relations
Luciano Siani Pires	Executive Officer, Strategy and Business Transformation
Maria Luiza de Oliveira Pinto e Paiva	Executive Officer, Sustainability
Luiz Eduardo Fróes do Amaral Osorio	Executive Officer, Institutional Relations and Communication
Marcello Magistrini Spinelli	Executive Officer, Iron Ore
Alexandre Gomes Pereira	Executive Officer, Global Business Solutions
Carlos Henrique Senna Medeiros	Executive Officer, Safety and Operational Excellence
Alexandre Silva D’Ambrosio	Executive Officer, Legal
Marina Barrenne de Artagão Quental	Executive Officer, People

Cusip No. 61945C103	13D/A1	Page 8 of 9
DIRECTORS OF VALE S.A.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
José Luciano Duarte Penido	Chairman of Vale’s Board of Directors since 2021 and member of Vale’s Board of Directors since 2019; Member of Vale’s Sustainability Committee and Personnel, Compensation, and Governance Committee
Fernando Jorge Buso Gomes
Vice-Chairman of Vale’s Board of Directors;
Member of Vale’s Finance Committee and Personnel, Compensation, and Governance Committee;
Director, CEO, and Investor Relation Officer of Bradespar S.A.;
Executive Officer of Millenium SEC. Holding Corp.

José Maurício Pereira Coelho	Member of Vale’s Board of Directors; Coordinator of Vale’s Finance Committee Director and Member of the Audit and Risk Committee of Ultrapar Participações S.A.
Lucio Azevedo	Member of Vale’s Board of Directors; Employee of Vale
Roger Allan Downey
Member of Vale’s Board of Directors;
Coordinator of Vale’s Operational Excellence and Risk Committee and member of Vale’s Innovation Committee;
Director of Tupy S.A.;
Director of PrimaSea – Fertimar Mineração e Navegação S.A.

Eduardo de Oliveira Rodrigues Filho	Member of Vale’s Board of Directors; Member of Vale’s Operational Excellence and Risk Committee and Sustainability Committee; Managing Partner of CWH Consultoria em Gestão Empresarial
Ken Yasuhara	Member of Vale’s Board of Directors; Member of Vale’s Innovation Committee; Officer of Mitsui & Co. (Brasil) S.A.
Marcelo Gasparino da Silva
Member of Vale’s Board of Directors;
Member of Vale’s Operational Excellence and Risk Committee and Coordinator of Vale’s Sustainability Committee;
Director of Companhia Energética de Minas Gerais—CEMIG;
Chairman of the Board of Directors of Eternit S.A.;
Director of Petrobras

Murilo César Lemos dos Santos Passos
Member of Vale’s Board of Directors;
Member of Vale’s Finance Committee;
Member of Vale’s Audit Committee;
Director of Odontoprev S.A.;
Chairman of the Board of Directors of São Martinho S.A.;
Chairman of the Board of Directors of Tegma Gestão Logística

Roberto da Cunha Castello Branco	Member of Vale’s Board of Directors; Member of Vale’s Finance Committee; Coordinator of Vale’s Innovation Committee
Mauro Gentile Rodrigues da Cunha
Member of Vale’s Board of Directors;
Member of Vale’s Audit Committee and Coordinator of Vale’s Personnel, Compensation, and Governance Committee;
Director of BRmalls;
Director of Totvs;
Director of Klabin

Rachel de Oliveira Maia	Member of Vale’s Board of Directors; Member of Vale’s Sustainability Committee; Partner and CEO of RM Consulting
Manuel Lino Silva de Sousa Oliveira	Member of Vale’s Board of Directors; Coordinator of Vale’s Audit Committee and Member of Vale’s Personnel, Compensation, and Governance Committee; Director of Polymetal International PLC

Cusip No. 61945C103	13D/A1	Page 9 of 9
ALTERNATE DIRECTORS OF VALE S.A.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
André Viana Madeira
Alternate Member of Vale’s Board of Directors;
Member of Vale’s Operational Excellence and Risk Committee
Officer of Sindicato Metabase de Itabira e Região
Member of the Board of PASA - Plano de Assistência à Saúde do Aposentado da Vale

DIRECTORS AND EXECUTIVE OFFICERS OF VALE FERTILIZER NETHERLANDS B.V.

The following information is provided for each of the directors and executive officers of Vale Fertilizer Netherlands B.V.:

•	name,
•	residence or business address,
•	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and

Patricia Silva Rodrigues Scheel and Maurício Assad Neder are citizens of the Federative Republic of Brazil.

Except as indicated below, the business address of each director, alternate director and executive officer of Vale Fertilizer Netherlands B.V. is Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands.

DIRECTORS/EXECUTIVE OFFICERS OF VALE FERTILIZER NETHERLANDS B.V.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
Patricia Silva Rodrigues Scheel	Managing Director of Vale Fertilizer Netherlands B.V. Managing Director of Vale Holdings B.V.
Maurício Assad Neder	Managing Director of Vale Fertilizer Netherlands B.V. Managing Director of Vale Holdings B.V.